UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

Commission File No. 000-53122

HAMBRECHT ASIA ACQUISITION CORP.
(Translation of registrant’s name into English)

13/F Tower 2 New World Tower 18 Queens Road Central Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Hambrecht Asia Acquisition Corp.
(a corporation in the development stage)

Index to Form 6-K

Condensed Financial Statements

Condensed Balance Sheets	1

Condensed Statements of Operations	2

Condensed Statements of Shareholders’ Equity	3

Condensed Statements of Cash Flows	4

Notes to Condensed Interim Financial Statements	5-11

Management’s Discussion and Analysis of Financial Condition and Results of Operations	12-14

Other Information

CONDENSED FINANCIAL STATEMENTS

Hambrecht Asia Acquisition Corp.
(a corporation in the development stage)

Condensed Balance Sheets (unaudited)

	December 31, 2009	June 30, 2009
ASSETS
Current assets
Cash	$17,568	$30,271
Other accounts receivable	1,983
Prepaid expenses	58,326	95,686

Total current assets	77,877	125,957
Other asset

Investments held in the trust account	33,848,881	33,838,155

Total assets	$33,926,758	$33,964,112

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses	$228,629	$76,275

Total current liabilities	228,629	76,275

Long-term liabilities
Deferred underwriting fees, net of $356,101 subject to forfeiture in the event of possible redemption	830,903	830,903

Total Long-term Liabilities	830,903	830,903

Ordinary shares, subject to possible redemption, (1,271,788 shares at redemption value of $7.92 per share)	10,072,561	10,072,561

Shareholders’ equity
Ordinary shares, $.001 par value, 50,000,000 shares authorized; 5,299,125shares issued and outstanding as of December 31, 2009 and June 30, 2009, respectively (which includes 1,271,788 shares, respectively, subject to possible redemption)	5,299	5,299
Additional paid-in capital	22,851,981	22,851,981
Earnings (deficit) accumulated during the development stage	(62,615)	127,093

Total shareholders’ equity	22,794,665	22,984,373

Total liabilities and shareholders’ equity	$33,926,758	$33,964,112

See accompanying notes to condensed interim  financial statements.

Hambrecht Asia Acquisition Corp.

(a corporation in the development stage)

Condensed Statements of Operations (unaudited)

					For the period
	For the Six	For the Six	For the Three	For the Three	From July 18, 2007
	Months Ended	Months Ended	Months Ended	Months Ended	(inception) to
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008	December 31, 2009
Revenues	$--	$--	$--	$--	$--

Formation and administrative costs	220,620	110,704	116,802	19,351	694,612

Loss from operations	(220,620)	(110,704)	(116,802)	(19,351)	(694,612)

Interest income, net	30,913	335,759	8,490	157,298	631,997

Net income (loss)	(189,707)	225,055	(108,312)	137,947	(62,615)

Weighted average number of ordinary shares subject to possible redemption, basic and diluted	1,271,788	1,271,788	1,271,788	1,271,788	939,884

Income (loss) per ordinary share subject to possible redemption, basic and diluted	$(0.15)	$0.18	$(0.08)	$0.11	$(0.07)

Weighted average number of ordinary shares outstanding (not subject to possible redemption) , basic	4,027,337	4,027,337	4,027,337	4,027,337	3,278,700

Income (loss) per ordinary share not subject to possible redemption, basic	$(0.05)	$0.06	$(0.02)	$0.03	$(0.02)

Weighted average number of ordinary shares outstanding (not subject to possible redemption), diluted	4,027,337	5,791,382	4,027,337	5,678,369	3,278,700

Income (loss) per ordinary share not subject to possible redemption, diluted	$(0.05)	$0.04	$(0.02)	$0.02	$(0.02)

See accompanying notes to condensed interim financial statements.

  Hambrecht Asia Acquisition Corp.

(a corporation in the development stage)
Condensed Statements of Shareholders’ Equity

For the Period July 18, 2007(date of inception) to December 31, 2009

	Ordinary Shares		Additional Paid-in Capital	Earnings (Deficit) Accumulated During the Development Stage		Total Shareholders’ Equity
	Shares	Amount
Balances at July 18, 2007	--	$--	$--		$--	$--

Sale of shares issued to founders on July 18, 2007 at approximately $0.02 per share	1,150,000	1,150	23,850			25,000

Net loss					(21,736)	(21,736)

Balances at December 31, 2007	1,150,000	$1,150	$23,850	$	(21,736)	$3,264

Proceeds from sale of warrants in a private placement to initial shareholders			1,550,000			1,550,000
Sale of 4,000,000 units at $8.00 per share in the public offering, net of underwriters’ discount and offering expenses (1,199,999 shares subject to possible redemption)	4,000,000	4,000	29,550,348			29,554,348
Sale of 239,300 units at $8.00 per share in the public offering from partial exercise of underwriters’ overallotment option, net of underwriters’ discount and offering expenses (71,789 shares subject to possible redemption)	239,300	239	1,800,344			1,800,583
Forfeiture of founders shares from partial exercise of underwriters’ overallotment option	(90,175)	(90)				(90)
Proceeds subject to possible redemption of 1,271,788 shares at a redemption value of $7.92 per share			(10,072,561)			(10,072,561)

Net income					236,505	236,505
Balances at December 31, 2008	5,299,125	$5,299	$22,851,981		$214,769	$23,072,049

Net loss					(87,677)	(87,677)
Balances at June 30, 2009	5,299,125	$5,299	$22,851,981		$127,092	$22,984,372

Net loss (unaudited)					(189,707)	(189,707)
Balances at December 31, 2009 (unaudited)	5,299,125	$5,299	$22,851,981		$(62,615)	$22,794,665

See accompanying notes to condensed interim  financial statements.

Hambrecht Asia Acquisition Corp.
(a corporation in the development stage)

Condensed Statements of Cash Flows (unaudited)

	For the Six	For the Six	For the period From July 18, 2007
	Months Ended	Months Ended	(inception) to
	December 31, 2009	December 31, 2008	December 31, 2009
Cash flows from operating activities:
Net income (loss)	$(189,707)	$225,055	$(62,615)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Change in operating assets and liabilities:
Accrued expenses	152,355	(62,282)	228,630
Prepaid expenses and other current asset	35,376	25,002	(60,309)

Net cash provided by (used in) operating activities	(1,976)	187,775	105,706

Cash used in investing activities:
Changes in cash equivalents held in Trust Account	(10,727)	(163,858)	(33,848,882)

Cash flows from financing activities:
Proceeds from sale of ordinary shares to founders	--	--	25,000
Proceeds from shareholder’s note payable	--	--	281,661
Proceeds from warrants purchased in private placement	--	--	1,550,000
Proceeds from initial public offering	--	--	32,000,000
Proceeds from exercise of underwriters overallotment option	--	--	1,914,400
Repayment of shareholder’s note payable	--	--	(281,661)
Payment of offering costs of initial public offering	--	--	(1,728,656)

Net cash provided by financing activities	--	--	33,760,744

Net increase (decrease) in cash	(12,703)	23,917	17,568
Cash at beginning of the period	30,271	76,395	--

Cash at end of the period	$17,568	$100,312	$17,568

Supplemental schedule of non-cash financing activities:
Deferred underwriting fees, net	$--	$--	$830,903
Ordinary shares subject to possible redemption	$--	$--	$10,072,561

See accompanying notes to condensed interim financial statements.

Hambrecht Asia Acquisition Corp.
(a corporation in the development stage)
Notes to Condensed Interim Financial Statements

 NOTE 1—ORGANIZATION AND BUSINESS OPERATIONS

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial statements and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (“SEC”). Certain financial information and footnote disclosures normally included in the financial statements prepared in accordance U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) have been made that are considered necessary for a fair presentation of the financial position, results of operations, and cash flows of the Company for all periods presented.

The results of operations for any interim period are not necessarily indicative of the results of operations to be expected for a full fiscal year. These condensed interim financial statements should be read in conjunction with the audited financial statements for the year ended June 30, 2009 as reported on the Company's Transition Report on Form 10-K filed with the SEC. The accompanying condensed balance sheet as of June 30, 2009 was derived from the Company’s audited financial statements but does not include all disclosures required by U.S. GAAP.

Hambrecht Asia Acquisition Corp. (a corporation in the development stage) (the “Company”) was incorporated in the Cayman Islands on July 18, 2007 with an authorized share capital of 50,000,000 ordinary shares (par value $0.001 per share). The Company’s founders contributed $25,000 to the formation of the Company and were issued 1,150,000 ordinary shares. The Company was formed to acquire, through a stock exchange, asset acquisition or other similar business combination, one or more operating businesses having its primary operations located in the People’s Republic of China (“Business Combination”). The Company is considered to be in the development stage as defined in “Accounting and Reporting By Development Stage Enterprises”, and is subject to the risks associated with activities of development stage companies. The Company’s operations, if a Business Combination is consummated outside the United States, will be subject to local government regulations and to the uncertainties of the economic and political conditions of those areas. The Company selected December 31 as its fiscal year end.

On December 9, 2009 the Board of Directors of Hambrecht Asia Acquisition Corp. (the "Company") authorized a change in the Company's fiscal year end to June 30 from December 31. The Company reports its financial results for the six month transition period of December 31, 2008 through June 30, 2009 on a Transition Report on Form 10-K.  After filing the Transition Report, the Company’s next fiscal year end will be June 30, 2010.

As of December 31, 2009, the Company had not commenced any operations or generated any revenues.  All activity from the period July 18, 2007 (date of inception) through December 31, 2009 relates to the Company’s formation, its initial public offering (as described below) and search for a target business to acquire. The Company will not generate any operating revenue until after the completion of the Business combination, at the earliest. The Company currently generates non-operating income from interest income earned on the investments held in a trust account (the “Trust Account”), from the proceeds derived from the public offering.

The registration statement for the Company’s initial public offering (the “Offering”) described in Note 3 was declared effective on March 7, 2008.  The Company consummated the Offering on March 12, 2008 and immediately prior to such Offering, sold an aggregate of 1,550,000 warrants at $1.00 per warrant to certain officers and affiliates of the Company in a private placement (the “Private Placement”) described in Note 4.  On March 31, 2008, the underwriters of the Offering exercised their over-allotment option for a total of an additional 239,300 units.  The net proceeds of the Offering and the Private Placement are intended to be generally applied toward consummating a business combination with one or more operating businesses having their primary operations in the People’s Republic of China (“Business Combination”).  Net proceeds of $33,527,396 from the Offering, including the exercise of the underwriters’ over-allotment option, and the Private Placement were placed in a Trust Account and will only be released to the Company upon the earlier of: (i) the consummation of a business combination; or (ii) the Company’s liquidation, except to satisfy stockholder conversion rights. The Trust Account includes the deferred underwriting discount from the Offering of up to $1,187,004 which will be paid to the underwriters upon consummation of a business combination, as described in Note 6. Additionally, up to an aggregate of $700,000, plus up to an additional $350,000 during the Extended Period (as described below) if approved by shareholders, of interest earned on the Trust Account balance (net of any taxes paid or payable) may be released to the Company to fund operating activities. Through December 31, 2009, approximately $317,000 of interest earned on the trust account balance has been released to the Company.

On September 4, 2009, the Company issued a press release announcing that it has entered into a letter of intent with a company for a business combination. The target is a company with its principal business operations in the People’s Republic of China.  The Company, after signing a definitive agreement for the acquisition of a target business, is required to submit such transaction for shareholder approval. In the event that shareholders owning 30% or more of the shares sold in the Offering vote against the business combination and exercise their conversion rights described below, the business combination will not be consummated. All of the Company’s shareholders prior to the Offering, have agreed to vote their pre-initial public offering ordinary shares in accordance with the vote of the majority of the shares voted by all shareholders of the Company who purchased their shares in the Offering or the aftermarket (“Public Shareholders”) with respect to any business combination. After consummation of a business combination, these voting safeguards will no longer be applicable.

In the event that the Company does not complete a business combination by March 12, 2010, or March 12, 2011 if an extension is approved by the shareholders, the Company will be dissolved and the proceeds held in the Trust Account, plus certain interest, less certain costs, will be distributed to the Company’s public shareholders. If the Company receives Public Shareholder approval for the Extended Period and holders of 30% or more of the shares held by Public Shareholders do not vote against the Extended Period and elect to convert their ordinary shares in connection with the vote for the Extended Period, the Company will then have an additional 12 months in which to complete the initial business combination. If the Extended Period is approved, the Company will still be required to seek Public Shareholder approval before completing a business combination. In the event there is no business combination within the 24-month deadline (assuming the Extended Period is not approved) described above, the Company will dissolve and distribute to its Public Shareholders, in proportion to their respective equity interests, the amount held in the Trust Account, and any remaining net assets, after the distribution of the Trust Account. The Company’s corporate existence will automatically cease at the end of the 36-month period if the Company has not received shareholder approval for an initial business combination. In the event of liquidation, the per share value of the residual assets remaining available for distribution (including Trust Account assets) may be less than the initial public offering price per share in the Offering.

With respect to a business combination which is approved and consummated or a vote on the Extended Period which is approved, any Public Shareholders who voted against the business combination or Extended Period may contemporaneously with or prior to such vote exercise their conversion right and their ordinary shares would be cancelled and returned to the status of authorized but unissued shares. The per share conversion price will equal the amount in the Trust Account (including interest therein), calculated as of two business days prior to the consummation of the proposed business combination or vote on Extended Period, divided by the number of common shares sold in the Offering and partial exercise of the over-allotment option.

A Public Shareholder’s election to convert ordinary shares in connection with the vote on the Extended Period will only be honored if the Extended Period is approved. Public Shareholders who vote their shares against the Extended Period and exercise their conversion rights, will not be able to vote these shares with respect to the initial business combination. All other Public Shareholders will be able to vote on the initial business combination.

These condensed interim financial statements were approved by management and were issued on February 11, 2010.  Subsequent events have been evaluated through this date.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash equivalents held in the Trust Account:

The amounts held in the Trust Account as of December 31, 2009, represent substantially all of the proceeds of the private placement, the Offering and exercise of the underwriters’ over-allotment option, and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of a Business Combination. The funds held in the Trust Account are invested in a money market fund that invests in U.S. government debt securities.

Fair value of financial instruments:

The Company does not enter into financial instruments for trading or speculative purposes.  The carrying amounts of financial instruments classified as current assets and current liabilities as disclosed in the accompanying condensed balance sheets, approximate their fair value due to their short maturities.

Use of estimates:

The preparation of financial statements in conformity with U.S GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes:

Under current Cayman Islands laws, the Company is not subject to income taxes or capital gains, and there is no Cayman Islands withholding tax imposed upon payments of dividends by the Company to its shareholders. In the future, the Company’s tax rate will be impacted by acquisitions of non-Cayman subsidiaries governed by the respective local income tax laws. Accordingly, no provision for income taxes has been made in the accompanying condensed statement of operations.

The Company complies with the provisions of “Accounting for Uncertainty in Income Taxes”.  There were no unrecognized tax benefits as of December 31, 2009.  The Provision prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return.  For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.  The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense.  No amounts were accrued for the payment of interest and penalties at December 31, 2009.  Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviation from its position.

Ordinary shares subject to possible redemption:

As discussed in Note 1, the Company will only proceed with a Business Combination if:  (1) it is approved by a majority of the votes cast by the Company’s public shareholders; and (2) public shareholders holding less than 30% (1,271,788) of the ordinary shares sold in the Offering and exercise of the over-allotment option choose to exercise their redemption rights thereby receiving a pro rata portion of the amount held in the Trust Account.  In accordance with “Classification and Measurement of Redeemable Securities”, the Company has classified 1,271,788 shares of its ordinary shares outside of permanent equity as “Ordinary shares subject to redemption,” at an initial redemption price of $7.92.  The Company will recognize changes in the conversion value as they occur and will adjust the carrying value of the ordinary shares subject to conversion to be equal to its conversion value at the end of each reporting period.

Income (loss) per ordinary share:

Basic income per common share is computed by dividing net income by the weighted average common shares outstanding for the period. Diluted income per ordinary share reflects the potential dilution that could occur if warrants were to be exercised or converted or otherwise resulted in the issuance of ordinary shares that then shared in the earnings of the entity.

For the three and six months ended December 31, 2009, and for the period from July 18, 2007 (inception) to December 31, 2009, the Company had potentially dilutive securities in the form of 6,069,300 warrants, including 4,239,300 warrants issued as part of the Units (as defined below) in the Offering. Due to 2009 net losses, these potentially dilutive securities were excluded from the calculation of loss per ordinary share for the foregoing periods since their exercises would be anti-dilutive for such periods. Hence, diluted loss per ordinary share does not differ from basic loss per ordinary share for these periods.

For the three and six months ended December 31, 2008, the Company had potentially dilutive securities in the form of 6,069,300 warrants, including 4,239,300 warrants issued as part of the Units (as defined below) in the Offering.  Of the total warrants outstanding for the periods then ended, 1,764,045 and 1,651,032, respectively, represent incremental shares of ordinary share, based on their assumed redemption, to be included in the weighted average number of shares of ordinary share outstanding (not subject to possible redemption) for the calculation of diluted income per ordinary share.

The Company’s condensed statements of operations include a presentation of income per ordinary share subject to possible redemption in a manner similar to the two-class method of income per share.  Basic and diluted income amount for the maximum number of shares subject to possible redemption is calculated by dividing the net interest attributable to common shares subject to redemption by the weighted average number of shares subject to possible redemption.  Basic and diluted net income per share amount for the shares outstanding not subject to possible redemption is calculated by dividing the net income exclusive of the net interest income attributable to ordinary share subject to redemption by the weighted average number of shares not subject to possible redemption.

Recently Adopted Accounting Pronouncements:

In December 2007, the FASB issued “Business Combinations”, which requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors, and other users, all of the information they need to evaluate and understand the nature and financial effect of the business combination. “Business Combinations” will be effective for acquisitions with a date on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this guidance did not have a significant impact on the Company’s interim financial statements and related footnotes

In December 2007, the FASB issued “Noncontrolling Interests in Consolidated Financial Statements”, which requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity; the inclusion of the amount of net income attributable to the noncontrolling interest in consolidated income on the face of the income statement; and a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. This guidance will be effective for the fiscal years beginning on or after December 15, 2008. The adoption of this guidance did not have a significant impact on the Company’s interim financial statements and related footnotes.

In March 2008, the FASB issued “Disclosures about Derivative Instruments and Hedging Activities”, which is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows.  Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for  and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The adoption of this statement did not have a material effect on the Company’s results of operations or financial position; however, it could impact future transactions entered into by the Company.

On April 9, 2009, the FASB issued the guidance of  “Interim Disclosures about Fair Value of Financial Instruments” to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The guidance also amends Accounting Principles Board Opinion-Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. The guidance shall be effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity may early adopt this if certain requirements are met. This guidance does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this guidance requires comparative disclosures only for periods ending after initial adoption. The adoption of this guidance did not have a significant impact on the Company’s financial statements or related footnotes.

On April 9, 2009, the FASB issued the guidance of  “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, to affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction; clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active; eliminates the proposed presumption that all transactions are distressed (not orderly) unless proven otherwise. The guidance instead requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence. In addition, this guidance requires an entity to disclose a change in valuation technique (and the related inputs) resulting from the application of it  and to quantify its effects, if practicable. This guidance is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009 if certain requirements are met. It must be applied prospectively and retrospective application is not permitted. The adoption of this guidance did not have a significant impact on the Company’s financial statements or related footnotes.

On April 9, 2009, the FASB issued “Recognition and Presentation of Other-Than-Temporary Impairments”, which is intended to bring consistency to the timing of impairment recognition, and provide improved disclosures about the credit and noncredit components of impaired debt securities that are not expected to be sold. The measure of impairment in comprehensive income remains fair value. The guidance also requires increased and more timely disclosures regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. This guidance shall be effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Earlier adoption for periods ending before March 15, 2009, is not permitted. If an entity elects to adopt early either “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, or “Interim Disclosures about Fair Value of Financial Instruments”, the entity also is required to adopt early this guidance. Additionally, if an entity elects to adopt early , it is required to adopt “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. This guidance does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this guidance requires comparative disclosures only for periods ending after initial adoption. The adoption of this guidance did not have a significant impact on the Company’s financial statement or footnotes.

On May 28, 2009, the FASB issued the guidance regarding subsequent events, which we adopted on a prospective basis beginning April 1, 2009. The guidance is intended to establish general standards of accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date. The application of the pronouncement did not have an impact on our financial position, results of operations or cash flows.

In June 2009, the Financial Accounting Standards Board issued the statement of “Accounting Standards Codification TM  and the Hierarchy of Generally Accepted Accounting Principles This statement confirmed that the  FASB Accounting Standards Codification  (the “Codification”) will become the single official source of authoritative U.S. GAAP (other than guidance issued by the SEC), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force (“EITF”), and related literature. After that date, only one level of authoritative U.S. GAAP will exist. All other literature will be considered non-authoritative. The Codification does not change U.S. GAAP; instead, it introduces a new structure that is organized in an easily accessible, user-friendly online research system. The Codification, which changes the referencing of financial standards, becomes effective for interim and annual periods ending on or after September 15, 2009. The  Company has adopted this standard and did not have any substantive impact on our  financial statements or related footnotes.

Management does not believe that any other recently issued, but no yet effective accounting standards, if currently adopted, would have a material effect on the accompanying condensed financial statements.

NOTE 3—PUBLIC OFFERING

On March 7, 2008, the Company sold 4,000,000 units, in the Offering at a price of $8.00 per unit. On March 31, 2008, the Company consummated the closing of an additional 239,300 units which were subject to the over-allotment option.  Each unit consists of one of the Company’s ordinary shares, $0.001 par value, and one warrant.  Each warrant will entitle the holder to purchase from the Company one of the Company’s ordinary shares at an exercise price of $5.00 per share commencing on the later of: (i) The consummation of the business combination, or (ii) March 7, 2009.  The warrants will be exercisable only if the Company continues to provide for an effective registration statement covering the ordinary shares issueable upon exercise of the warrants.  In no event will the holder of a warrant be entitled to receive a net cash settlement or other consideration in lieu of physical settlement in shares of the Company’s ordinary shares.

The warrants expire on March 7, 2013, unless earlier redeemed.  The warrants included in the units sold in the Offering are redeemable, at the Company’s option, in whole and not in part at a price of $0.01 per warrant upon a minimum of 30 days’ notice after the warrants become exercisable, only in the event that the last sale price of the ordinary shares exceeds $11.50 per share for any 20 trading days within a 30-trading day period.

The purchased warrants are recognized in additional paid-in-capital within shareholders’ equity since, under the terms of the warrants, the Company cannot be required to settle or redeem them for cash.

NOTE 4—RELATED PARTY TRANSACTIONS

The Company has agreed to pay Hambrecht-Eu Capital, a company owned and managed by the Company’s Chairman of the Board, Chief Financial Officer and Secretary, $7,500 per month for office space and general and administrative services including secretarial support commencing on November 15, 2007 and continuing (i) until the consummation by the Company of a business combination (as described in Note 1), (ii) 18 months from commencement of the Offering if the Company does not effect a Business Combination, (iii) 24 months from the consummation of the Offering if a letter of intent, agreement in principle or definitive agreement, has been executed within 18 months of commencement of the Offering and the Company has not effected a business combination, or (iv) 36 months from the consummation of the Offering if an extension has been approved by the Company’s shareholders under certain circumstances.

AEX Enterprises Limited, W.R. Hambrecht + Co., LLC and the Hambrecht 1980 Revocable Trust, companies controlled by Elizabeth R. Hambrecht, wife of Robert Eu, one of the Company’s founders and the Company’s Chairman, Chief Financial Officer and Secretary and William R. Hambrecht, Robert Eu’s father-in-law, Shea Ventures LLC, a company controlled by Edmund H. Shea Jr. and Marbella Capital Partners Ltd., a company controlled by John Wang, our Chief Executive Officer, purchased an aggregate of 1,550,000 warrants at a price of $1.00 per warrant ($1,550,000 in the aggregate) in a private placement immediately prior to the initial public offering (“private placement warrants”). Elizabeth R. Hambrecht owns approximately 25% and William R. Hambrecht controls (through a trust of which he is trustee) approximately 38% of the voting shares of AEX Enterprises Limited. William Hambrecht is a controlling person of W.R. Hambrecht + Co., LLC and is the trustee of the Hambrecht 1980 Revocable Trust. The proceeds from the sale of the private placement warrants were added to the proceeds from this Offering to be held in the Trust Account pending the Company’s consummation of a Business Combination. If the Company does not complete a Business Combination that meets the criteria described in the Offering, then the $1,550,000 purchase price of the private placement warrants will become part of any liquidating distribution to the Company’s public shareholders following the Company’s liquidation and dissolution and the private placement warrants will expire worthless.

The private placement warrants will be non-redeemable so long as they are held by the original holders of the warrants, the pre-initial public offering shareholder and director or their permitted transferees. In addition, pursuant to the registration rights agreement, the holders of the private placement warrants and the underlying ordinary shares will be entitled to certain registration rights immediately after the consummation of the initial business combination and the warrants may be exercised on a cashless basis if held by the original holder, the pre-initial public offering shareholder and director or their permitted transferees. With those exceptions, the private placement warrants have terms and provisions that are otherwise identical to those of the warrants being sold as part of the units in this Offering.

The sale of private placement warrants did not result in the recognition of stock-based compensation expense because the private placement warrants were sold at or above fair market value.

AEX Enterprises Limited, W.R. Hambrecht + Co., LLC, the Hambrecht 1980 Revocable Trust, Shea Ventures LLC and Marbella Capital Partners Ltd. have agreed, subject to certain exceptions, not to transfer, assign or sell any of its private placement warrants until after the Company consummates a Business Combination. However, prior to the consummation of a business combination, the original holders of the warrants will be permitted to transfer their private placement warrants in certain limited circumstances, such as to the Company’s officers and directors, and other persons or entities associated with such persons, but the transferees receiving such private placement warrants will be subject to the same sale restrictions imposed on such entity.

Robert Eu, one of the Company’s founders, had provided to the Company advances totaling approximately $282,000 to pay a portion of the expenses of the Offering for the SEC registration fee, FINRA registration fee, and accounting and legal fees and expenses. The note was payable on demand with interest at 4% per annum. The note, plus interest of approximately $5,000, was repaid out of the proceeds of the Offering on March 12, 2008.

NOTE 5—FAIR VALUE MEASUREMENTS

The Company complies with the guidance of  fair value measurements, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The following tables present information about the Company’s assets that are measured at fair value on a recurring basis as of December 31, 2009 and June 30, 2009, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability:

Fair Value of Financial Assets as of December 31, 2009 (unaudited)

Description	December 31, 2009	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Cash equivalents	$17,568	$17,568	$—	$—
Cash equivalents held in Trust Account	33,848,881	33,848,881	—	—

Total	$33,866,449	$33,866,449	$—	$—

Fair Value of Financial Assets as of June 30, 2009

Description	June 30,2009	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Cash equivalents	$30,271	$30,271	$—	$—
Cash equivalents held in Trust Account	33,838,155	33,838,155	—	—

Total	$33,868,426	$33,868,426	$—	$—

The fair values of the Company’s cash equivalents and cash and cash equivalents held in the Trust Account are determined through market, observable and corroborated sources.

NOTE 6— COMMITMENTS AND UNDERWRITERS’ COMPENSATION

The Company consummated its Offering on March 12, 2008 and paid to the underwriters a $1,120,000 underwriting  fee, representing 3.5% of the gross proceeds, and is committed to pay up to an additional $1,120,000, currently held in the Trust Account, representing an additional deferred underwriting  fee of 3.5%, payable upon the Company’s consummation of a Business Combination.

On March 31, 2008, the underwriters exercised their over-allotment option and purchased from the Company an additional 239,300 units.  The Company paid to the underwriters a $67,004 underwriting discount, representing 3.5% of the over-allotment gross proceeds, and is committed to pay up to an additional $67,004, currently held in the Trust Account, representing an additional deferred underwriting discount of 3.5%, payable upon the Company’s consummation of a Business Combination.

The Company also issued and sold to the underwriters, as additional compensation, on the closing date an option, to purchase up to an aggregate of 280,000 units for an aggregate purchase price of $100. The Option shall be exercisable, in whole or in part, commencing on the later of the consummation of a Business Combination or six months from March 7, 2008 and expiring on March 7, 2013 at an initial exercise price of $10.00 per Unit.

The Company has determined based upon a Black-Scholes-Merton option pricing model, that the estimated fair value of the option on the date of sale would be approximately $3.36 per unit or an aggregate of approximately $941,000, assuming an expected term of five years, volatility of 51.51% and a risk-free interest rate of 3.38%. Given the parameters used in the computation of the value of the option change over time, the actual fair value of the option on the date of sale is expected to be different from the estimated fair value computed above.

The volatility calculation of 51.51% is based on the five year average (prior to the Offering), volatility of 62 companies drawn from the Shanghai Stock Exchange Composite Index that had market capitalizations between $70 million and $150 million. Because the Company did not have a trading history, the Company estimated the potential volatility of its ordinary share price, which will depend on a number of factors which could not be ascertained at the time. The Company used the annualized volatility of the historical volatilities for a period of time equal in length to the term of the option because the Company believes that the volatility of these companies is a reasonable benchmark to use in estimating the expected volatility for the Company’s ordinary share post-Business Combination. Although an expected life of five years was taken into account for purposes of assigning value to this option, if the Company does not consummate a Business Combination within the prescribed time period and liquidates, this option would become worthless.

Pursuant to Rule 2710(g)(1) of FINRA Conduct Rule, the option to purchase 280,000 units is deemed to be underwriting compensation and therefore upon exercise, the underlying shares and warrants are subject to a 180-day lock-up. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing 180-day period) following the date of the Proposed Offering.

NOTE 7 — GOING CONCERN

On September 4, 2009, the Company issued a press release announcing that it entered into a letter of intent with a company for a business combination. The target is a company with its principal business operations in the People’s Republic of China.  Pursuant to the Company’s Amended and Restated Memorandum and Articles of Association, the execution of the letter of intent affords the Company a six-month extension for completion of a business combination, until March 12, 2010.

The consummation of the business combination is subject to, among other things, execution of a definitive agreement and required stockholder approval.  There can be no assurance that a business combination will be consummated.  However, if we anticipate that we will not be able to consummate a business combination by March 12, 2010, we may seek shareholder approval to extend the period of time to consummate a business combination until March 12, 2011.  If we are unable to complete the business combination by March 12, 2010, or March 12, 2011 if the extension period is approved, our purposes and powers will be limited to dissolving, liquidating and winding up. Also contained in our articles of association is the requirement that our board of directors, to the fullest extent permitted by law, consider a resolution to dissolve our company at that time. Consistent with such obligations, our board of directors will seek shareholder approval for any such plan of distribution, and our pre-initial public offering shareholders and directors have agreed to vote in favor of such dissolution and liquidation. This provision will be amended only in connection with, and upon consummation of, its initial business combination by such date.The accompanying financial statements do not include any adjustments that might be necessary if the Company it unable to continue as a going concern

NOTE 8 — SUBSEQUENT EVENTS

In January 2010 the Company entered into promissory note agreements with two of its shareholders.  Each loan was for a sum of $50,000, has a maturity date of July 1, 2010 and bears interest at a rate of 5.25% per annum.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

This Report on Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “continue,” or the negative of such terms or other similar expressions. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those described in our other Securities and Exchange Commission filings. The following discussion should be read in conjunction with our Financial Statements and related Notes thereto included elsewhere in this report.

Overview

We are a blank check company formed under the laws of the Cayman Islands on July 18, 2007. We were formed to acquire one or more operating businesses through a merger, stock exchange, asset acquisition or similar business combination or control through contractual arrangements having its primary operations in the People’s Republic of China, or PRC. We will not seek to acquire a business with its primary operations outside of the PRC. We are currently in negotiations regarding a potential business combination, through no definitive agreement have yet been signed.

The company has entered into a letter of intent with a company for a business combination. The target is a company with its principal business operations in the People’s Republic of China.  Pursuant to the Company’s Amended and Restated Memorandum and Articles of Association, the execution of the letter of intent affords the Company a six-month extension for completion of a business combination, until March 12, 2010.  However, if we anticipate that we will not be able to consummate a business combination by March 12, 2010, we may seek shareholder approval to extend the period of time to consummate a business combination until March 12, 2011. In order to extend the period of March 12, 2011, (i) public shareholders must approve the extension and (ii) public shareholders owning no more than one share less than 30% of the shares sold in this offering may have exercised their redemption rights.

Results of Operations for the Three Month Period ended December 31, 2009

We reported a net loss of $108,312 for the three month period ended December 31, 2009 due to both a decrease in the interest earned on the Trust Account which did not exceed our expenses for the period, and an increase in expenses related to professional services.

Overall, for the quarter ended December 31, 2009, we incurred $12,501 of insurance expense from the amortization of our pre-paid D&O insurance policy, $22,500 of rent expense and other operating costs of  $81,801.

For the three months ended December 31, 2009, our Trust Account earned interest of $8,490 and our funds outside of the trust account did not earn interest income.

Results of Operations for the Three Month Period ended December 31, 2008

We reported a net income of $137,947 for the three month period ended December 31, 2008 due to interest earned on the trust account.

Overall for the quarter ended December 31, 2008, we incurred  $12,501 of insurance expense from the amortization of our pre-paid D&O insurance policy, $22,500 of rent expense and other operating costs of  ($15,650).

For the three months ended December 31, 2008, our Trust Account earned interest of $157,298.

Results of Operations for the Six  Month Period ended December 31, 2009

We incurred a net loss of $189,707 for the six month period ended December 31, 2009 due to both a decrease in the interest earned on the Trust Account which did not exceed our expenses for the period, and an increase in expenses related to professional services.

Overall, for the six month period ended December 31, 2009, we incurred $25,002 of insurance expense from the amortization of our pre-paid D&O insurance policy, $45,000 of rent expense and other operating costs of $150,618.

For the six months ended December 31, 2009, our trust account earned interest of $30,913 and our funds outside of the trust account did not earn interest income.

Results of Operations for the Six  Month Period ended December 31, 2008

We reported a net income of $225,055 for the nine month period ended December 31, 2008.

Overall for six month period ended December 31, 2008, we incurred  $25,002 of insurance expense from the amortization of our pre-paid D&O insurance policy, $45,000 of rent expense and other operating costs of  $40,702.

For the six months ended December 31, 2008, our trust account earned interest of $335,759.

Liquidity and Capital Resources

On March 7, 2008,  we completed a private placement of 1,550,000 warrants to AEX Enterprises Limited, a company controlled by Elizabeth R. Hambrecht, wife of Robert Eu, one of our founders and our Chairman, Chief Financial Officer and Secretary, and William R. Hambrecht, Robert Eu’s father-in-law, W.R. Hambrecht + Co., LLC and the Hambrecht 1980 Revocable Trust, each an entity controlled by William Hambrecht, Shea Ventures LLC, a company controlled by Edmund H. Shea Jr., and Marbella Capital Partners Ltd., a company owned by John Wang, our Chief Executive Officer, and received net proceeds of $1,550,000. On March 12, 2008, we consummated our initial public offering of 4,000,000 units. On March 31, 2008, the underwriters of our initial public offering exercised their over-allotment option , for a total of an additional 239,300 units (over and above the 4,000,000 units sold in the initial public offering) for an aggregate offering of 4,239,300 units. Each unit in the public offering consisted of one share of common stock and one redeemable common stock purchase warrant. Each warrant entitles the holder to purchase from us one share of our common stock at an exercise price of $5.00. Our common stock and warrants started trading separately as of April 9, 2008.

The net proceeds from the sale of our warrants and units, after deducting certain offering expenses of approximately $2,784,873, including underwriting discounts of approximately $2,374,008, were approximately $32,679,527.  Approximately $33,527,396 of the proceeds from the initial public offering and the private placement was placed in a trust account for our benefit. The trust account contains $1,187,004 of the underwriter’s compensation which will be paid to them only in the event of a business combination. The remaining $339,135 will not be held in the trust account.  Except for up to $700,000 (plus up to and additional $350,000 if approved by our shareholders in connection with the extension of the period in which we must complete our initial business combination to March 12, 2011) in interest that is earned on the funds contained in the trust account that may be released to us to be used as working capital, we will not be able to access the amounts held in the trust until we consummate a business combination. The amounts held outside of the trust account are available to be used by us to provide for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. From July 18, 2007 (the date of our inception) through December 31, 2009, we had operating expenses of $672,112. From January 1, 2009 through December 31, 2009, we had operating expenses of  $382,990. The net proceeds deposited into the trust fund remain on deposit in the trust account earning interest. Other than $700,000 (or $1,050,000 if approved by our shareholders) in interest which we may use to fund working capital, the amounts held in the trust account may only be used by us upon the consummation of a business combination. As of December 31, 2008, we had $33,798,651 held in the trust account and as of December 31, 2009 there was $33,848,881 held in the trust account, which includes deferred underwriting fees of $1,187,004. Additionally, as of December 31, 2009, we had  $17,568 outside the trust account to fund our working capital requirements. Through December 31, 2009, approximately $317,000 of interest earned on the trust account balance has been released to us for working capital purposes.

We will use substantially all of the net proceeds of our initial public offering to acquire one or more target businesses, and will use a portion of the interest earned on the trust account together with the funds not held in trust to identify and evaluate prospective target businesses, to select one or more target businesses, and to structure, negotiate and consummate the business combination. We do not believe we will need to raise additional funds following our initial public offering in order to meet the expenditures required for operating our business. However, we may need to raise additional funds through a private offering of debt or equity securities if such funds were required to consummate a business combination. Such debt securities may include a working capital revolving debt facility or a longer term debt facility. Subject to compliance with applicable securities laws, we would only consummate such financing simultaneously with the consummation of a business combination.

Commencing on November 15, 2007, we began incurring a fee of approximately $7,500 per month for office space.

Off-Balance Sheet Arrangements

We have never entered into any off-balance sheet financing arrangements and have never established any special purpose entities. We have not guaranteed any debt or commitments of other entities or entered into any options on non-financial assets.

Contractual Obligations

We do not have any long term debt, capital lease obligations, operating lease obligations, purchase obligations or other long term liabilities.

OTHER EVENTS

As of January 22, 2010, the Company believes that it qualifies as a “Foreign Private Issuer” as defined under the Securities Exchange Act of 1934, as amended because (i) the majority of its executive officers and directors are not United States citizens or residents, (ii) substantially all of its assets are located outside of the United States and (iii) the Company’s business is not administered principally in the United States.  Therefore, it will commence filing any required documents with the Securities and Exchange Commission as a foreign private issuer.

As a foreign private issuer, we believe we are exempt from certain provisions applicable to United States public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•	provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•
the sections of the Exchange Act requiring our insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions (i.e., a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months).

Because of these exemptions, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States. In particular, because we are exempt from the rules under the Securities Exchange Act relating to proxy statements, at the time we seek approval from our shareholders of our initial business combination, we do not expect to file preliminary proxy solicitation materials regarding our initial business combination with the SEC; thus, such materials will not be reviewed by the SEC.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAMBRECHT ASIA ACQUISITION CORP.

February 12, 2010	By:	/s/ John Wang

John Wang
Chief Executive Officer, President and Director (Principal Executive Officer)

February 12, 2010	By:	/s/ Hao Wu

Hao Wu
Chief Financial Officer, Secretary and Director (Principal Financial and Accounting Officer)